November 23, 2011

Kevin Vaughn
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549-7010

Re:	Gulf United Energy, Inc.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended August 31, 2010
Filed November 14, 2011
File No. 000-52322

Dear Mr. Vaughn:

This letter sets forth the responses of Gulf United Energy, Inc., a Nevada corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 21, 2011 concerning the Company’s Amendment No. 1 to its Form 10-K for the fiscal year ended August 31, 2010 (File No. 000-52322) filed with the Commission on November 14, 2011 (the “Form 10-K”).

Amendment No. 1 to Form 10-K for the Fiscal Year Ended August 31, 2010

Item 9A.  Controls and Procedures, page 4

1.
We note your response to prior comment 3 and your revised disclosures.  However, we note that you conclude twice that your disclosure controls and procedures were not effective rather than including your conclusion on the effectiveness of you disclosure controls and procedures and the effectiveness of internal control over financial reporting as of August 31, 2010.  As previously requested, please amend your filing to provide management’s conclusion as to the effectiveness of your internal control over financial reporting as of August 31, 2010.  Refer to Item 308(a)(3) of Regulation S-K.

RESPONSE:  The Company acknowledges the Staff’s comment and concurrently herewith has filed Amendment No. 2 to our Form 10-K to provide management’s conclusion as to the effectiveness of our internal control over financial reporting as of August 31, 2010.

Please feel free to telephone the undersigned or Heath Trisdale at (713) 209-2950 with any questions or comments.

Very truly yours, /S/ DAVID POMERANTZ Chief Financial Officer